Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2008	2007	2006	2005	2004
Income (loss) before income taxes and equity in net income (loss) of subsidiary	$(584.0)	$405.9	$548.0	$418.5	$367.3
Fixed charges:
Interest expense(1)	168.1	205.1	134.0	48.7	24.5
Interest portion of rental expense	4.0	3.5	2.9	2.6	2.5

Subtotal	172.1	208.6	136.9	51.3	27.0
Interest credited to investment contractholders	450.7	541.3	496.7	456.0	487.0

Total fixed charges	622.8	749.9	633.6	507.3	514.0

Income available for fixed charges (including interest credited to investment contractholders)	$38.8	$1,155.8	$1,181.6	$925.8	$881.3

Income available for fixed charges (excluding interest credited to investment contractholders)	$(411.9)	$614.5	$684.9	$469.8	$394.3

Ratio of income to fixed charges (including interest credited to investment contractholders)	0.06	1.54	1.87	1.82	1.71
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	(2.39)	2.95	5.00	9.17	14.61

(1)

Interest expense primarily relates to interest on our non-recourse funding obligations as further described in note 10 of our consolidated financial statements in “Item 8—Financial Statements and Supplementary Data.”

For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $584.0 million.